CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE QUARTER ENDED

MARCH 31, 2011

(UNAUDITED)

MANAGEMENT'S COMMENTS ON
UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

925 West Georgia Street, Suite 1805, Vancouver, B.C. Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639.8873 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com

First Majestic Silver Corp.
CONSOLIDATED INTERIM STATEMENTS OF INCOME
FOR THE QUARTERS ENDED MARCH 31, 2011 AND 2010
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

		Three Months Ended March 31,
	Note	2011	2010

Revenues	6	$55,266	$17,746
Cost of sales		16,819	8,629
Gross margin		38,447	9,117
Depletion, depreciation and amortization		2,804	1,950
Mine operating earnings		35,643	7,167

General and administrative expense		3,890	1,870
Share-based payments		1,889	858
Accretion of decommissioning liabilities		119	59
Foreign exchange loss		25	3,183
Other expenses		302	333
Operating earnings		29,418	864
Investment income	7	3,475	34
Finance costs		(118)	(308)
Earnings before income taxes		32,775	590
Income taxes
Current income tax expense		4,223	18
Deferred income tax expense		4,682	130
		8,905	148
Net earnings for the period attributable to equity holders of the Company		$23,870	$442

Earnings per common share
Basic	8	$0.24	$0.00
Diluted	8	$0.23	$0.00

Weighted average shares outstanding
Basic	8	99,872,077	92,710,994
Diluted	8	105,817,560	94,091,000

APPROVED BY THE BOARD OF DIRECTORS

Keith Neumeyer (signed)	Director	Douglas Penrose (signed)	Director

The accompanying notes are an integral part of the consolidated interim financial statements

First Majestic Silver Corp.
CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
FOR THE QUARTERS ENDED MARCH 31, 2011 AND 2010
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

	Three Months Ended March 31,
	2011	2010

Net earnings for the period attributable to equity holders of the Company	$23,870	$442

Other comprehensive income
Available for sale investments:
Unrealized gain (loss) in fair value of investments	(87)	190
Exchange fluctuations on translation of foreign operations taken to equity	493	651
Other comprehensive income	406	841
Comprehensive income for the period	$24,276	$1,283

The accompanying notes are an integral part of the consolidated interim financial statements

First Majestic Silver Corp.
CONSOLIDATED INTERIM STATEMENTS OF CASH FLOW
FOR THE QUARTERS ENDED MARCH 31, 2011 AND 2010
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

		Three Months Ended March 31
	Note	2011	2010

OPERATING ACTIVITIES
Net earnings for the period		$23,870	$442
Adjustments for:
Share-based payments		1,889	858
Depletion, depreciation and amortization		2,804	1,950
Accretion of decommissioning liabilities		119	59
Investment income from derivative financial instruments		(3,225)	(425)
Deferred taxes		4,682	130
Finance costs		118	235
Unrealized foreign exchange loss and other		516	3,030
Operating cash flows before movements in working capital		30,773	6,279
Net change in non-cash working capital items	21	3,650	23
Cash generated by operating activities		34,423	6,302

INVESTING ACTIVITIES
Expenditures on mineral property interests (net of accruals)		(5,227)	(2,036)
Acquisition of property, plant, and equipment (net of accruals)		(4,455)	(1,668)
Realized gain on derivative financial instruments		3,225	425
Increase in deposits on long-term assets		(3,761)	(402)
Proceeds from disposal of marketable securities		-	28
Investment in marketable securities		-	(24)
Cash used in investing activities		(10,218)	(3,677)

FINANCING ACTIVITIES
Proceeds from exercise of stock options and share warrants		17,937	165
Proceeds from lease financing		2,474	-
Payment of lease obligations		(326)	(634)
Payment of other long-term liabilities		(37)	-
Finance costs paid		(118)	(235)
Prepayment facility, net of repayments		-	719
Cash generated by financing activities		19,930	15

Increase in cash equivalents		44,135	2,640
Effect of exchange rate on cash held in foreign currency		326	32
Cash and cash equivalents, beginning of period		41,163	5,609
Cash and cash equivalents, end of period		$85,624	$8,281

Supplemental cash flow information	21

The accompanying notes are an integral part of the consolidated interim financial statements

First Majestic Silver Corp.
CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
AS AT MARCH 31, 2011, DECEMBER 31, 2010 AND JANUARY 1, 2010
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

	Note	March 31, 2011	December 31, 2010	January 1, 2010
Assets			(Note 24)	(Note 24)
Current assets
Cash and cash equivalents	9	$85,624	$41,163	$5,609
Trade and other receivables	10	10,237	8,354	8,514
Inventories	11	8,995	8,651	3,578
Prepaid expenses and other		2,540	1,929	1,366
Total current assets		107,396	60,097	19,067

Non-current assets
Mining interests	12	124,896	119,660	105,843
Property, plant and equipment	13	75,679	72,383	58,107
Deferred tax asset		3,435	3,065	-
Deposits on long-term assets	14	5,982	2,426	4,097
Total assets		$317,388	$257,631	$187,114

Liabilities and Equity
Current liabilities
Trade payables and accrued liabilities	15	$15,710	$12,400	$10,907
Current portion of debt facilities		-	-	1,477
Current portion of lease obligations	16	1,684	1,160	2,048
Taxes payable		5,142	440	116
Total current liabilities		22,536	14,000	14,548

Non-current liabilities
Debt facilities		-	-	3,078
Lease obligations	16	4,042	2,417	632
Decommissioning liabilities		7,158	6,795	4,149
Other long term liabilities		951	893	717
Deferred tax liabilities		27,141	22,071	9,474
Total liabilities		61,828	46,176	32,598

Equity
Shareholders' equity
Share capital	17	259,237	239,770	218,855
Equity reserves	18	26,577	25,809	24,916
Accumulated deficit	19	(30,254)	(54,124)	(89,255)
Total equity		255,560	211,455	154,516
Total liabilities and equity		$317,388	$257,631	$187,114

Contingent liabilities (Note 22)
Subsequent events (Note 23)

The accompanying notes are an integral part of the consolidated interim financial statement

First Majestic Silver Corp.
CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
FOR THE QUARTERS ENDED MARCH 31, 2011 AND 2010
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

	Share Capital			Equity Reserves
					Available for	Foreign
				Share-based	sale	currency	Total equity	Accumulated
	Shares	Amount	To be issued	payment	revaluation	translation	reserves	deficit	Total equity

Balance at January 1, 2010	92,648,744	$218,608	$247	$24,971	$(55)	$-	$24,916	$(89,255)	$154,516
Net earnings	-	-	-	-	-	-	-	442	442
Share-based payment	-	-	-	858	-	-	858	-	858
Other comprehensive income	-	-	-	-	190	651	841	-	841
Shares issued for:							-		-
Exercise of options	50,000	87	-	-	-	-	-	-	87
Exercise of warrants	25,000	78	-	-	-	-	-	-	78
Transfer of equity reserve upon exercise of options	-	42	-	(42)	-	-	(42)	-	-
Balance at March 31, 2010	92,723,744	$218,815	$247	$25,787	$135	$651	$26,573	$(88,813)	$156,822

Balance at December 31, 2010	97,560,417	$239,525	$245	$25,170	$18	$621	$25,809	$(54,124)	$211,455
Net earnings	-	-	-	-	-	-	-	23,870	23,870
Share-based payment	-	-	-	1,889	-	-	1,889	-	1,889
Other comprehensive income	-	-	-	-	(87)	493	406	-	406
Shares issued for:							-		-
Exercise of options	391,200	1,303	-	-	-	-	-	-	1,303
Exercise of warrants	4,731,593	16,637	-	-	-	-	-	-	16,637
Transfer of equity reserve upon exercise of options and warrants	-	1,527	-	(1,527)	-	-	(1,527)	-	-
Balance at March 31, 2011	102,683,210	$258,992	$245	$25,532	$(69)	$1,114	$26,577	$(30,254)	$255,560

The accompanying notes are an integral part of the consolidated interim financial statement

First Majestic Silver Corp.
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

1.	NATURE OF OPERATIONS

First Majestic Silver Corp. (the “Company” or “First Majestic”) is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of British Columbia. The Company is in the business of silver production, development, exploration, and acquisition of mineral properties with a focus on silver production in Mexico. The Company’s shares trade on the New York Stock Exchange under the symbol “AG” and on the Toronto Stock Exchange under the symbol “FR”.

The Company’s head office, principal address and registered and records office are located at 925 West Georgia Street, Suite 1805, Vancouver, British Columbia, Canada, V6C 3L2.

2.	BASIS OF PREPARATION AND FIRST-TIME ADOPTION OF IFRS

Statement of Compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

The Company’s transition date to IFRS is January 1, 2010. The rules for first-time adoption of IFRS are set out in IFRS 1, “First-time adoption of International Financial Reporting Standards”. In preparing the Company’s first IFRS financial statements, these transition rules have been applied to the amounts previously reported in accordance with Canadian generally accepted accounting principles (“GAAP”). Historical results and balances have been restated under IFRS. These consolidated interim financial statements should be read in conjunction with the Company’s 2010 GAAP annual financial statements, and in consideration of the disclosures regarding the transition from Canadian GAAP to IFRS are included in note 24. Certain disclosures that are required to be included in annual financial statements prepared in accordance with IFRS are not included in these interim financial statements nor in the Company’s most current annual GAAP financial statements.

Basis of Consolidation and Presentation

The consolidated financial statements have been prepared on a historical cost basis except for certain items that are measured at fair value including derivative financial instruments and available for sale investments. All dollar amounts presented are in United States dollars unless otherwise specified.

These consolidated financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The consolidated financial statements include the accounts of the Company and its direct wholly-owned subsidiaries: Corporación First Majestic, S.A. de C.V. (“CFM”), First Silver Reserve Inc. (“First Silver”) and Normabec Mining Resources Ltd. (“Normabec”) as well as its indirect wholly-owned subsidiaries: First Majestic Plata, S.A. de C.V. (“First Majestic Plata”), Minera El Pilon, S.A. de C.V. (“El Pilon”), Minera La Encantada, S.A. de C.V. (“La Encantada”), Majestic Services S.A. de C.V. (“Majestic Services”), Minera Real Bonanza, S.A. de C.V. (“MRB”) and Servicios Minero-Metalurgicos e Industriales, S.A. de C.V. (“Servicios”). First Silver underwent a wind up and distribution of its assets and liabilities to the Company in December 2007 but First Silver has not been dissolved for legal purposes pending the outcome of litigation. Intercompany balances and transactions are eliminated on consolidation.

Notes Page 1

First Majestic Silver Corp.
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business combinations

Business combinations that occurred prior to January 1, 2010 were not accounted for in accordance with IFRS 3 Business Combination since the Company elected to use the IFRS 1 First-time Adoption of International Financial Reporting Standards exemption.

Acquisitions of subsidiaries and businesses on, or after, January 1, 2010 are accounted for using the acquisition method. The cost of each business combination is measured, at the date of the exchange, as the aggregate of the fair value of assets given, liabilities incurred or assumed, and equity instruments issued by the Company in exchange for control of the acquiree. Acquisition-related costs incurred for the business combination are expensed. The acquiree’s identifiable assets, liabilities and contingent liabilities are recognized at their fair value at the acquisition date.

Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the cost of the acquisition over the Company’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized. If the Company’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities exceeds the cost of the acquisition, the excess is recognized in earnings or loss immediately.

The interest of non-controlling shareholders in the acquiree is measured at the non-controlling shareholders’ proportion of the net fair value of the assets, liabilities and contingent liabilities recognized.

Foreign currency translation

The consolidated financial statements are presented in U.S. dollars. The individual financial statements of each entity are presented in their functional currency, which is the currency of the primary economic environment in which the entity operates. The functional currency of the Company’s head office is the Canadian dollar and the functional currency for all of the operating entities is the U.S. dollars.

Transactions in foreign currencies are translated into the entities’ functional currencies at the exchange rates at the date of the transactions. Monetary assets and liabilities of the Company’s operations denominated in a currency other than the U.S. dollars are translated using exchange rates prevailing at the date of the statement of financial position. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates on the dates of the initial transactions. Revenue and expense items are translated at the exchange rates in effect at the date of the underlying transaction, except for depletion and depreciation related to non- monetary assets, which are translated at historical exchange rates. Exchange differences are recognized in the statement of income in the period in which they arise.

Significant accounting estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.

Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

The most significant accounts that require estimates as the basis for determining the stated amounts include: recoverability of accounts receivable, valuation of inventories, valuation and depreciation of property, plant and equipment and mining interests, valuation of share-based payments, recognition of deferred income tax amounts and provision for restoration, rehabilitation and environmental costs.

Notes Page 2

First Majestic Silver Corp.
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant accounting estimates and judgments (continued)

There are also significant judgments exercised in order to arrive at the stated amounts. Depreciation and depletion of property, plant and equipment is determined based on estimates of useful lives and reserves, both of which require significant judgment. The assessment of impairment of any property, plant and equipment assets depends on estimates of recoverable amounts, which takes into account factors requiring significant judgment including reserves, economic and market conditions and the useful lives of assets. The evaluation of mining interests and determination of commissioning date, determination of functional currency, provision for restoration, rehabilitation and environmental costs are dependent on various judgments, including the nature, estimate of future cost and timing of the work to be completed, which may change based on changes in future costs and environmental laws and regulations.

Revenue recognition

Revenue is recognized upon delivery when title and risk of ownership of metal bearing doré or concentrate passes to the buyer and when collection is reasonably assured. This occurs when title and insurance risk have passed to the customer and the goods have been delivered to a contractually agreed upon location. Product pricing is determined at the point revenue is recognized by reference to active and freely traded commodity markets.

Doré sold to third parties are priced on delivery with final weights and assays adjusted on final settlement which is approximately one month after delivery. Concentrate sales with third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically two months after delivery to the customer, based on the market price at that time. The contract provides for a provisional payment on delivery based upon provisional assays and quoted metal prices. Revenues are recorded under these contracts at the time title passes from the Company to the buyer based on forward prices for the expected date of the final settlement, generally from one to two months after shipment. As a result, the value of our concentrate receivables changes as the underlying commodity market prices vary. This component of the contract is an embedded derivative, which is recorded at fair value with changes in fair value recorded in revenues and trade receivables. Adjustments to revenue for metal prices are recorded monthly and other adjustments related to the final settlement of weights and assays are recorded on final settlement.

Revenue from the sale of metal doré or concentrate is recorded net of charges for treatment, refining and smelting. Revenues from the sale of material by-products are included within revenue.

When cash has been received from customers prior to shipping of the related silver coins, ingots and bullion products, the amounts are recorded as unearned revenue until the products are shipped.

Inventories

Stockpiled ore, work in process and finished goods inventories are valued at the lower of cost and estimated net realizable value. Cost includes all direct costs incurred in production including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and future metal prices less estimated future production costs to convert the inventories into saleable form.

Any write-downs of inventory to net realizable value are recorded as cost of sales. If there is a subsequent increase in the value of inventories, the previous write-downs to net realizable value are reversed to the extent that the related inventory has not been sold.

Notes Page 3

First Majestic Silver Corp.
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventories (continued)

Stockpiled ore inventory represents ore that has been extracted from the mine and is available for further processing. Costs added to stockpiled ore inventory are valued based on current mining cost per tonne incurred up to the point of stockpiling the ore and are removed at the average cost per tonne. Stockpiled ore tonnages are verified by periodic surveys and physical counts.

Work in process inventory includes the precipitates and in-circuit inventories in the milling process. Finished goods inventory includes doré and concentrates at our operations and in-transit inventory.

Materials and supplies inventories are valued at the lower of average cost and net realizable value. Costs include acquisition, freight and other directly attributable costs.

Exploration and evaluation expenditures

Exploration and evaluation activity involves the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource. Exploration and evaluation activity includes:

acquiring the rights to explore;
researching and analyzing historical exploration data;
gathering exploration data through topographical, geochemical and geophysical studies;
exploratory drilling, trenching and sampling;
determining and examining the volume and grade of the resource;
surveying transportation and infrastructure requirements; and
compiling pre-feasibility and feasibility studies.

Capitalization of exploration and evaluation expenditures commence on acquisition of a beneficial interest or option in mineral rights. Capitalized costs considered to be tangible are recorded as a component of mining interests at cost less impairment charges, if applicable. All other costs are recorded as intangible assets. No amortization is charged during the exploration and evaluation phase as the asset is not available for use.

Intangible exploration and evaluation expenditures are transferred to tangible mining interests when the technical and commercial viability of a mineral resource has been demonstrated and a development decision has been made.

Mining interests

Exploration, development and field support costs directly related to mining interests are deferred until the property to which they directly relate is placed into production, sold, abandoned or subject to a condition of impairment. The deferred costs are amortized over the useful life of the ore body following achievement of commercial production, or written off if the property is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific property are expensed as incurred.

The acquisition, development and deferred exploration costs are depleted on a units-of-production basis over the estimated economic life of the ore body following commencement of production. The commencement of commercial production is deemed to occur on a determination made by management with reference to factors such as the asset’s ability to operate at its designed capacity over a reasonable period of time. However, the production phase does not commence with the removal of de minimis saleable mineral materials that occur in conjunction with the removal of overburden or waste material for the purpose of obtaining access to an ore body.

Notes Page 4

First Majestic Silver Corp.
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Mining interests (continued)

Although the Company has taken steps to verify ownership and legal title to mineral properties in which it has an interest, according to the usual industry standards for the stage of mining, development and exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects. Management is not aware of any such agreements, transfers or defects.

From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received.

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of property, plant and equipment includes the purchase price or construction cost, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, and borrowing costs related to the acquisition or construction of qualifying assets.

Depreciation is calculated on a straight-line basis over the useful life of the asset, ranging from two to fourteen years, and commences when the asset is in the condition and location necessary for it to operate in the manner intended by management. Construction in progress is recorded at cost and re-allocated to mining equipment and machinery when it becomes available for use. Depreciation for mining equipment and machinery is calculated on a straight-line basis over the useful life of the equipment, or the life of mine, when it becomes available for use. Depreciation charges on assets that are directly related to mineral properties are allocated to that mineral property.

Where an item of property, plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of property, plant and equipment.

The Company conducts an annual review of residual balances, useful lives and depreciation methods utilized for property, plant and equipment. Any changes in estimate that arise from this review are accounted for prospectively.

Impairment of tangible and intangible assets

At each statement of financial position date, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where the asset does not generate independent cash flows, the Company estimates the recoverable amount of the cash generating unit (“CGU”) to which the asset belongs.

If the recoverable amount of the asset or CGU is determined to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognized as an expense in the income statement. Recoverable amount is the higher of fair value less costs to sell (“FVLCTS”) and value in use.

Notes Page 5

First Majestic Silver Corp.
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of tangible and intangible assets (continued)

FVLCTS is determined as the amount that would be obtained from the sale of the asset or CGU in an arm’s length transaction between knowledgeable and willing parties. FVLCTS for mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion projects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted by an appropriate discount rate to arrive at a net present value of the asset.

Value in use is determined as the present value of the estimated cash flows expected to arise from the continued use of the asset or CGU in its present form and its eventual disposal. Value in use is determined by applying assumptions specific to the Company’s continued use and does not take into account future development. These assumptions are different to those used in calculating FVLCTS and consequently are likely to provide a different result, usually lower.

Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment been recognized for the asset or CGU in prior years, adjusted for additional amortization which would have been recorded had the amount not been impaired. A reversal of an impairment loss is recognized as a gain in the income statement.

Share-based payment transactions

Employees (including directors and senior executives) of the Company may receive a portion of their remuneration in the form of share-based payment transactions, and employees may also render services as consideration for equity instruments (“share-based payments”).

Equity instruments issued to employees are measured by reference to the fair value at the date on which they are granted. The costs of share-based payments are recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“the vesting date”).

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the Company as consideration cannot be specifically identified, they are measured at the fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of goods or services received.

The earnings or loss effect for a period represents the movement in cumulative expense recognized during the period and the corresponding amount is represented in share-based payment reserve. No expense is recognized for awards that do not ultimately vest. The dilutive effect of outstanding options is reflected as additional dilution in the computation of diluted earnings per share.

Taxation

The tax expense for the period is comprised of current and deferred tax.

Current income tax

The current tax payable is based on taxable earnings for the year. The tax rates and tax laws to compute the amount payable are those that are substantively enacted at the date of the statement of financial position.

Notes Page 6

First Majestic Silver Corp.
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Taxation (continued)

Deferred tax

Deferred tax is recognized, using the liability method, on unused tax losses, unused tax credits and temporary differences between the carrying value of assets and liabilities in the statement of financial position, and the corresponding tax bases used in the computation of taxable earnings. Deferred tax assets and liabilities are not recognized if the temporary difference arises in a transaction other than a business combination that at the time of the transaction affects neither the taxable nor the accounting earnings or loss. Deferred tax is determined using tax rates and tax laws that are substantively enacted at the date of the statement of financial position and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable earnings will be available against which those deductible temporary differences can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset the current tax assets against the current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are capitalized as part of the cost of the asset until the asset is substantially ready for its intended use. Other borrowing costs are recognized as an expense in the period incurred.

Earnings (loss) per share

Basic earnings (loss) for the period is calculated by dividing the earnings attributable to equity holders of the Company by the weighted average number of shares outstanding during the reporting period.

Diluted earnings (loss) per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive share equivalents, such as stock options and share purchase warrants. The “treasury stock method” is used for the assumed proceeds upon exercise of the options to determine the number of shares assumed to be purchased at the average market price during the period.

Cash and cash equivalents

Cash and cash equivalents in the statement of financial position include cash on hand and held at banks and short-term investments with an original maturity of three months or less, which are readily convertible into a known amount of cash.

Notes Page 7

First Majestic Silver Corp.
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial assets

All financial assets are initially recorded at fair value and designated upon inception into one of the following four categories: held to maturity, available for sale, loans and receivables or at fair value through profit or loss (“FVTPL”). Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through profit and loss. Financial assets classified as loans and receivables and held to maturity are measured at amortized cost using the effective interest method less any allowance for impairment. The effective interest method is a method of calculating the amortized cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or, where appropriate, a shorter period. Financial assets classified as available for sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) except for losses in value that are considered other than temporary or a significant or prolonged decline in the fair value of that investment below its cost. Transactions costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

Financial liabilities and equity instruments

All financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or other financial liabilities. Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period. Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Transaction costs on financial liabilities classified as FVTPL are expensed as incurred. At the end of each reporting period subsequent to initial recognition, financial liabilities at FVTPL are measured at fair value, with changes in fair value recognized directly in profit or loss in the period in which they arise. The net gain or loss recognized in profit or loss excludes any interest paid on the financial liabilities.

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate of the obligation can be made.

The amount recognized as a provision is the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflect current market assessment of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as interest expense.

Notes Page 8

First Majestic Silver Corp.
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

4.	RECENT ACCOUNTING PRONOUNCEMENTS

Financial instruments disclosure

In October 2010, the IASB issued amendments to IFRS 7 – Financial Instruments: Disclosures that improve the disclosure requirements in relation to transferred financial assets. The amendments are effective for annual periods beginning on or after July 1, 2011, with earlier adoption permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

Income taxes

In December 2010, the IASB issued an amendment to IAS 12 – Income taxes that provides a practical solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes. This amendment is effective for annual periods beginning on or after July 1, 2011, with earlier adoption permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

Financial instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39, and is effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted. In November 2009 and October 2010, phase 1 of IFRS 9 was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at FVTPL, financial guarantees and certain other exceptions. The IASB has issued exposure drafts addressing impairment of financial instruments, hedge accounting and the offsetting of financial assets and liabilities, with comments due in March and April of 2011. The complete IFRS 9 is anticipated to be issued during the second half of 2011. The Company will evaluate the impact the final standard will have on its consolidated financial statements when issued.

5.	SEGMENTED INFORMATION

The Company has three operating segments located in Mexico, one retail market segment in Canada and one corporate segment with locations in Canada and Mexico. The San Martin operations consist of the San Martin Silver Mine, the San Martin property and the Jalisco Group of Properties. The La Parrilla operations consist of the La Parrilla Silver Mine, the Del Toro Silver Mine, the La Parrilla properties and the Del Toro properties. The La Encantada operations consist of the La Encantada Silver Mine and the La Encantada property. All of the Company’s operations are within the mining industry and its major products are silver doré and silver concentrate.

An operating segment is defined as a component of the Company that:

engages in business activities from which it may earn revenues and incur expenses;
whose operating results are reviewed regularly by the entity’s chief operating decision maker; and for which discrete financial information is available.

Transfer prices between business segments are set on an arms-length basis in a manner similar to transactions with third parties.

Notes Page 9

First Majestic Silver Corp.
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

5.	SEGMENTED INFORMATION (continued)

Significant information relating to the Company’s reporting operating segments are summarized in the table below:

	Mexico					Canada				Consolidated
				Corporate and				Corporate and
	San Martin	La Parrilla	La Encantada	Other				Other
	operations	operations	operations	Eliminations	Total	Coin Sales	Dore Sales	Eliminations	Total	Total
Three Months Ended March 31, 2011
Revenue	$9,536	$10,047	$34,090	$-	$53,673	$2,597	$6,751	$(7,755)	$1,593	$55,266
Cost of sales	3,309	3,317	10,035	3	16,664	2,110	6,102	(8,057)	155	16,819
Depreciation and depletion	346	853	1,384	-	2,583	-	-	221	221	2,804
Mine operating earnings (loss)	5,881	5,877	22,671	(3)	34,426	487	649	81	1,217	35,643
Finance cost	12	30	36	-	78	-	-	40	40	118
Capital expenditures	1,803	5,396	3,878	310	11,387	-	-	37	37	11,424

Three Months Ended March 31, 2010
Revenue	$5,386	$6,041	$7,007	$-	$18,434	$1,275	$-	$(1,963)	$(688)	$17,746
Cost of sales	2,838	2,994	3,242	(6)	9,068	1,211	-	(1,650)	(439)	8,629
Depletion, depreciation and amortization	449	606	235	192	1,482	-	-	468	468	1,950
Mine operating earnings (loss)	2,099	2,441	3,530	(186)	7,884	64	-	(781)	(717)	7,167
Finance cost	17	20	156	115	308	-	-	-	-	308
Capital expenditures	608	1,333	4,955	-	6,896	-	-	104	104	7,000

	Mexico					Canada				Consolidated
				Corporate and				Corporate and
	San Martin	La Parrilla	La Encantada	Other				Other
	operations	operations	operations	Eliminations	Total	Coin Sales	Coin Sales	Eliminations	Total	Total
March 31, 2011
Total assets	$55,934	$79,250	$81,845	$55,753	$272,782	$-	$-	$44,606	$44,606	$317,388
Total liabilities	17,223	8,819	19,358	6,661	52,061	-	-	9,767	9,767	61,828
December 31, 2010
Total assets	$53,325	$68,070	$76,198	$36,765	$234,358	$-	$-	$23,273	$23,273	$257,631
Total liabilities	16,118	6,643	15,373	1,885	40,019	-	-	6,157	6,157	46,176
January 1, 2010
Total assets	$50,377	$57,779	$60,739	$14,035	$182,930	$-	$-	$4,184	$4,184	$187,114
Total liabilities	15,146	4,069	13,464	768	33,447	-	-	(849)	(849)	32,598

6.	REVENUES

	Three Months Ended	Three Months Ended
	March 31, 2011	March 31, 2010
Gross revenue from payable ounces of silver equivalents	$56,927	$20,425
Less: refining, smelting, net of intercompany eliminations	(1,661)	(2,679)
Revenues	$55,266	$17,746

7.	INVESTMENT INCOME

The Company’s investment income is comprised of the following:

	Three Months Ended	Three Months Ended
	March 31, 2011	March 31, 2010
Gain from investment in derivative investments	$3,225	$27
Interest income and other	250	7
	$3,475	$34

Notes Page 10

First Majestic Silver Corp.
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

8.	EARNINGS PER SHARE

The calculations of basic and diluted earnings per share for the three months ended March 31, 2011 and 2010 are based on the following:

	Three Months Ended	Three Months Ended
	March 31, 2011	March 31, 2010
Net income for the period attributable to shareholders	$23,870	$442
Weighted average number of shares on issue - basic	99,872,077	92,710,994
Adjustments for:
Share options	3,907,879	1,176,482
Warrants	2,037,604	203,524
Weighted average number of shares on issue - diluted	105,817,560	94,091,000
Earnings per share - basic	$0.24	$0.00
Earnings per share - diluted	$0.23	$0.00

9.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents of the Company are comprised of bank balances and short-term investments, which are convertible to cash, with a term of 90 days or less as follows:

	March 31, 2011	December 31, 2010	January 1, 2010
Cash	$52,742	$34,951	$5,039
Short-term investments	32,882	6,212	570
	$85,624	$41,163	$5,609

10.	TRADE AND OTHER RECEIVABLES

Trade and other receivables of the Company are comprised of:

	March 31, 2011	December 31, 2010	January 1, 2010
Trade receivables	$4,477	$2,748	$2,069
Value added taxes recoverable	2,789	4,001	5,738
Other taxes and value added taxes on accounts payable	2,689	1,299	109
Loan receivable from supplier and other	282	306	598
	$10,237	$8,354	$8,514

The Company does not hold any collateral for any receivable amounts outstanding at March 31, 2011. The Company expects full recovery of the amounts outstanding and therefore no impairment has been recorded against these receivables.

Notes Page 11

First Majestic Silver Corp.
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

11.	INVENTORIES

	March 31, 2011	December 31, 2010	January 1, 2010
Silver coins and bullion including in process shipments	$427	$396	$260
Finished product - doré and concentrates	100	1,823	327
Work in process	3,027	1,233	441
Stockpile	964	959	369
Materials and supplies	4,477	4,240	2,181
	$8,995	$8,651	$3,578

The amount of inventories recognized as an expense during the period is equivalent to cost of sales for the period and no inventory write-downs were recorded or reversed during the periods presented.

12.	MINING INTERESTS

The Company’s mining interest is composed of the following:

	March 31, 2011	December 31, 2010	January 1, 2010
Producing properties	$65,618	$62,741	$54,373
Exploration properties (non-depletable)	59,278	56,919	51,470
	$124,896	$119,660	$105,843

Producing properties are allocated as follows:

	La Encantada	La Parrilla	San Martin
Producing properties	Silver Mine	Silver Mine	Silver Mine	Total
Cost
At January 1, 2010	$12,423	$21,286	$37,016	$70,725
Additions	4,601	5,396	1,053	11,050
Change in decommissioning liabilities	488	770	268	1,526
At December 31, 2010	$17,512	$27,452	$38,337	$83,301
Additions	1,559	1,653	611	3,823
At March 31, 2011	$19,071	$29,105	$38,948	$87,124

Accumulated depletion and amortization
At January 1, 2010	$(2,747)	$(2,863)	$(10,742)	$(16,352)
Depletion and amortization	(1,453)	(966)	(1,789)	(4,208)
At December 31, 2010	$(4,200)	$(3,829)	$(12,531)	$(20,560)
Depletion and amortization	(355)	(276)	(315)	(946)
At March 31, 2011	$(4,555)	$(4,105)	$(12,846)	$(21,506)

Carrying value
At January 1, 2010	$9,676	$18,423	$26,274	$54,373
At December 31, 2010	$13,312	$23,623	$25,806	$62,741
At March 31, 2011	$14,516	$25,000	$26,102	$65,618

Notes Page 12

First Majestic Silver Corp.
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

12.	MINING INTERESTS (continued)

Exploration properties are allocated as follows:

	La Encantada	La Parrilla	San Martin	Del Toro	Real de Catorce
Exploration properties	Silver Mine	Silver Mine	Silver Mine	Silver Project	Silver Project	Total
Cost
At January 1, 2010	$2,383	$7,465	$13,863	$11,280	$16,479	$51,470
Exploration and evaluation expenditures	552	325	1,569	360	2,107	4,913
Change in decommissioning liabilities	-	-	-	-	536	536
At December 31, 2010	$2,935	$7,790	$15,432	$11,640	$19,122	$56,919
Exploration and evaluation expenditures	184	288	237	1,386	264	2,359
At March 31, 2011	$3,119	$8,078	$15,669	$13,026	$19,386	$59,278

(a)	La Encantada Silver Mine, Coahuila State

The La Encantada Silver Mine is a producing underground mine located in Northern Mexico accessible via a 1.5 hour flight from Torreon, Coahuila. The La Encantada Silver Mine consists of a 3,750 tonnes per day cyanidation plant, a 1,000 tonnes per day flotation plant (currently in care-and-maintenance), an airstrip, and a village with 180 houses as well as administrative offices and infrastructure required for such an operation. The mine is comprised of 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. The closest town, Muzquiz, is 225 km away via mostly paved road. The Company owns 100% of the La Encantada Silver Mine. On April 1, 2010, the mill expansion project achieved commercial stage production and all revenues and costs from that date are recorded in the mine operating earnings.

(b)	La Parrilla Silver Mine, Durango State

The La Parrilla Silver Mine is a system of connected underground producing mines consisting of the La Rosa/Rosarios/La Blanca, the San Marcos mine and the Quebradillas mine. La Parrilla is located approximately 65 km southeast of the city of Durango, in the State of Durango, Mexico. Located at the mine are: an 850 tonnes per day milling facility consisting of a 425 tpd cyanidation circuit and a 425 tpd flotation circuit, mining equipment, buildings and infrastructure related to the operation and mining concessions covering an area of 69,867 hectares. The Company owns 100% of the La Parrilla Silver Mine. The Company owns 45 hectares and leases an additional 69 hectares of surface rights. During 2010, the Company staked an additional 16,630 hectares of mining rights at Quebradillas, which created a 69,867 hectare contiguous block of mining rights surrounding the La Parrilla mining operations.

There is a net smelter royalty (“NSR”) agreement of 1.5% of sales revenue associated with the Quebradillas Mine, with a maximum payable of $2.5 million. The Company has an option to purchase the NSR at any time for an amount of $2.0 million. For the three months ended March 31, 2011, the Company paid royalties of $27,000 (March 31, 2010 - $44,000). The sum of total royalties paid to date for the Quebradillas NSR is $348,000 as at March 31, 2011.

(c)	San Martin Silver Mine, Jalisco State

The San Martin Silver Mine is a producing underground mine located adjacent to the town of San Martin de Bolaños in Northern Jalisco State, Mexico. The operation consists of a 900 tonne per day cyanidation mill, flotation circuit, mine buildings, administrative offices and all related infrastructure. The mine is comprised of approximately 7,841 hectares of mineral rights, approximately 1,300 hectares of surface rights surrounding the mine, and another 104 hectares of surface rights where the mill is located. The Company owns 100% of the San Martin Silver Mine.

Notes Page 13

First Majestic Silver Corp.
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

12.	MINING INTERESTS (continued)

	(c)	San Martin Silver Mine, Jalisco State (continued)

The Company also owns the Jalisco Group of Properties which consist of 5,240 hectares of mining claims in Jalisco State, Mexico. In January 2011, the Company entered into a Letter of Intent whereby the Company has agreed to grant an option to acquire up to 90% in the Jalisco Group of Properties (the “Properties”) located in the Jalisco State, Mexico. A definitive agreement was entered into on April 15, 2011 with Sonora Resources Corp. (the “Optionee”) whereby the Optionee issued 10 million shares of common stock to the Company and is committed to spend $3 million over the first 3 years to earn a 50% interest and $5 million over 5 years to earn a 70% interest. In order to obtain a 90% interest, the Optionee is required to complete a bankable feasibility study within 7 years. First Majestic will retain a 10% free carried interest and a 2.375% NSR.

	(d)	Del Toro Silver Mine, Zacatecas State

The Del Toro Silver Mine is located 60 km to the southeast of the Company’s La Parrilla Silver Mine and consists of 393 contiguous hectares of mining claims and 129 hectares of surface rights covering the area surrounding the San Juan mine. The Del Toro Silver Mine consists of two old silver mines, the San Juan and Perseverancia mines, which are approximately one kilometre apart. The Company owns 100% of the Del Toro Silver Mine. In July 2008, the Company acquired 46 hectares of mining rights (“Fatima”) for $387,500 in option payments due between 2008 and 2010. During 2010, the Company completed the acquisition by paying the remaining $225,000 in option payments.

	(e)	Real de Catorce Silver Project, San Luis Potosi State

The Real de Catorce Silver Project is located 25 km west of the town of Matehuala in San Luis Potosi State, Mexico. The Real de Catorce property consists of 35 mining concessions covering 5,738 hectares. The Company owns 100% of the Real de Catorce Silver Project. In November 2010, the Company agreed to acquire the 3% NSR, the surface rights of the property, the buildings located thereon covering the location of the previous mining operations, and all technical and geological information collected pertaining to the area, in consideration for $3.0 million. Consideration for the purchase consisted of a cash payment of $1.05 million and $1.5 million in shares of the Company in November 2010, and $0.45 million which was paid by January 31, 2011.

13.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is composed of the following:

	Land and	Machinery and	Assets under	Corporate
	buildings	equipment	construction	assets	Total
Cost
At January 1, 2010	$7,827	$25,387	$32,113	$1,415	$66,742
Additions	641	11,741	7,007	663	20,052
Transfers	6,485	29,904	(36,389)	-	-
At December 31, 2010	$14,953	$67,032	$2,731	$2,078	$86,794
Additions	291	1,758	3,075	118	5,242
At March 31, 2011	$15,244	$68,790	$5,806	$2,196	$92,036

Accumulated depreciation and amortization
At January 1, 2010	$(2,566)	$(5,177)	$-	$(892)	$(8,635)
Depreciation and amortization	(919)	(4,624)	-	(233)	(5,776)
At December 31, 2010	$(3,485)	$(9,801)	$-	$(1,125)	$(14,411)
Depreciation and amortization	(336)	(1,161)	-	(449)	(1,946)
At March 31, 2011	$(3,821)	$(10,962)	$-	$(1,574)	$(16,357)

Carrying value
At January 1, 2010	$5,261	$20,210	$32,113	$523	$58,107
At December 31, 2010	$11,468	$57,231	$2,731	$953	$72,383
At March 31, 2011	$11,423	$57,828	$5,806	$622	$75,679

Notes Page 14

First Majestic Silver Corp.
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

13.	PROPERTY, PLANT AND EQUIPMENT (continued)

Mining assets, including land and buildings, machinery and equipments, assets under construction and corporate assets above, are allocated as follow:

	La Encantada	La Parrilla Silver	San Martin	Real de Catorce
	Silver Mine	Mine	Silver Mine	Silver Project	Corporate	Total
Cost
At January 1, 2010	$40,118	$16,485	$9,331	$60	$748	$66,742
Additions	11,658	4,631	2,124	1,297	342	20,052
Transfers	12	374	(387)	-	1	-
At December 31, 2010	$51,788	$21,490	$11,068	$1,357	$1,091	$86,794
Additions	2,135	2,069	955	34	49	5,242
At March 31, 2011	$53,923	$23,559	$12,023	$1,391	$1,140	$92,036

Accumulated depreciation and amortization
At January 1, 2010	$(1,854)	$(3,629)	$(2,765)	$(25)	$(362)	$(8,635)
Depreciation and amortization	(2,370)	(1,910)	(1,241)	(12)	(243)	(5,776)
At December 31, 2010	$(4,224)	$(5,539)	$(4,006)	$(37)	$(605)	$(14,411)
Depreciation and amortization	(1,096)	(578)	(185)	(9)	(78)	(1,946)
At March 31, 2011	$(5,320)	$(6,117)	$(4,191)	$(46)	$(683)	$(16,357)

Carrying value
At January 1, 2010	$38,264	$12,856	$6,566	$35	$386	$58,107
At December 31, 2010	$47,564	$15,951	$7,062	$1,320	$486	$72,383
At March 31, 2011	$48,603	$17,442	$7,832	$1,345	$457	$75,679

No items of property, plant and equipment have been pledged as security for liabilities. Certain components of property, plant and equipment in the comparative periods have been reclassified to conform to current presentation.

14.	DEPOSITS ON LONG-TERM ASSETS

The Company’s deposits on long-term assets are comprised of the following:

	March 31, 2011	December 31, 2010	January 1, 2010
Deposits on equipment	$5,172	$2,056	$4,097
Deposits on services	810	370	-
	$5,982	$2,426	$4,097

15.	TRADE PAYABLES AND ACCRUED LIABILITIES

The Company’s trade payables and accrued liabilities are primarily comprised of amounts outstanding for purchases relating to mining operations, exploration and evaluation activities and corporate office expenses. The usual credit period for trade purchases is between 30 to 90 days.

Trade payables and accrued liabilities are comprised of the following items:

	March 31, 2011	December 31, 2010	January 1, 2010
Trade payables	$6,294	$6,023	$2,995
Accrued liabilities	9,356	6,279	7,762
Unearned revenue	60	98	150
	$15,710	$12,400	$10,907

16.	LEASE OBLIGATIONS

The Company entered into leases or re-financed existing leases for various mining and plant equipment. These leases have terms of 36 to 48 months with interest rates ranging between 7.9% to 12.5%.

Notes Page 15

First Majestic Silver Corp.
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

16.	LEASE OBLIGATIONS (continued)

The following is a schedule of future minimum lease payments under the capital leases:

	Minimum Lease Payments
	March 31, 2011	December 31, 2010	January 1, 2010
Less than one year	$2,045	$1,409	$2,127
Later than one year but not more than five years	4,617	2,687	784
	6,662	4,096	2,911
Less: future finance charges	(936)	(519)	(231)
Present value of minimum lease payments	$5,726	$3,577	$2,680

Included in the financial statements as:
Current portion of lease obligations	1,684	1,160	2,048
Lease obligations	4,042	2,417	632
Present value of minimum lease payments	$5,726	$3,577	$2,680

17.	SHARE CAPITAL

	(a)	Authorized and issued capital

The Company has unlimited authorized common shares with no par value. The movement in the Company’s issued and outstanding capital during the period is as follows:

			Shares
	Shares	Amount	to be issued

Balance at January 1, 2010	92,648,744	$218,608	$247
Shares issued for:
Exercise of options	50,000	87	-
Exercise of warrants	25,000	78	-
Transfer of equity reserve upon exercise of options	-	42	-
Balance at March 31, 2010	92,723,744	$218,815	$247

Balance at December 31, 2010	97,560,417	$239,525	$245
Shares issued for:
Exercise of options	391,200	1,303	-
Exercise of warrants	4,731,593	16,637	-
Transfer of equity reserve upon exercise of options	-	1,527	-
Balance at March 31, 2011	102,683,210	$258,992	$245

(b)	Stock options

Under the terms of the Company’s Stock Option Plan, the maximum number of shares reserved for issuance under the Plan is 10% of the issued shares on a rolling basis. Options may be exercisable over periods of up to five years as determined by the board of directors of the Company and the exercise price shall not be less than the closing price of the shares on the day preceding the award date, subject to regulatory approval. All stock options are subject to vesting with 25% vesting upon issuance and 25% vesting each six months thereafter.

Notes Page 16

First Majestic Silver Corp.
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

17.	SHARE CAPITAL (continued)

	(b)	Stock options (continued)

The following table summarizes the information about stock options outstanding and exercisable:

	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
	Number of	Exercise Price	Remaining Life	Number of	Exercise Price	Remaining Life
Exercise prices (CAD$)	Options	(CAD$/Share)	(Years)	Options	(CAD$/Share)	(Years)

2.01 - 3.00	782,500	2.07	1.84	776,250	2.06	1.84
3.01 - 4.50	1,863,175	3.33	1.91	1,364,425	3.64	1.82
4.51 - 6.00	1,985,000	4.35	1.19	1,910,000	4.35	1.14
6.00 - 12.44	1,443,000	12.44	3.32	360,750	12.44	3.32
	6,073,675	5.76	2.00	4,411,425	4.39	1.65

As of March 31, 2011, incentive stock options represent 6% (December 31, 2010 - 7%) of issued and outstanding common capital. The aggregate intrinsic values of vested share options (the market value less the exercise value) at March 31, 2011 and December 31, 2010 were $73.6 million (CAD$71.6 million) and $47.6 million (CAD$47.4 million), respectively.

The changes in stock options issued during the three months ended March 31, 2011 and the year ended December 31, 2010 are as follows:

	Three Months Ended		Year Ended
	March 31, 2011		December 31, 2010
		Weighted Average		Weighted Average
		Exercise Price		Exercise Price
	Number of Options	(CAD$/Share)	Number of Options	(CAD$/Share)
Balance, beginning of the period	6,464,875	5.61	8,603,750	3.50
Granted	-	-	2,003,000	10.03
Exercised	(391,200)	3.31	(3,573,125)	3.16
Forfeited or expired	-	-	(568,750)	4.63
Balance, end of the period	6,073,675	5.76	6,464,875	5.61

During the three months ended March 31, 2011, 391,200 (March 31, 2010 – 50,000) stock options were exercised. The weighted average closing share price at date of exercise was CAD$12.84 (March 31, 2010 -CAD$4.03) .

No stock options were granted during the three months ended March 31, 2011. For the three months ended March 31, 2010, 225,000 stock options were granted for an aggregate fair value of CAD$334,000.

Notes Page 17

First Majestic Silver Corp.
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

17.	SHARE CAPITAL (continued)

	(b)	Stock options (continued)

The fair value of stock options granted is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	Three Months Ended March 31,
	2011	2010

Weighted average fair value at grant date ($)	n/a	1.52

Expected dividend yield (%)	n/a	-
Average risk-free interest rate (%)	n/a	1.33
Expected life (years)	n/a	1.88
Expected volatility (%)	n/a	86.74
Forfeiture rate (%)	n/a	5.00

The expected volatility assumption is based on the historical and implied volatility of the Company’s Canadian dollar common share price on the Toronto Stock Exchange. The risk-free interest rate assumption is based on yield curves on Canadian government zero-coupon bonds with a remaining term equal to the stock options’ expected life.

(c)	Share purchase warrants

The following table summarizes the information about share purchase warrants outstanding:

	Warrants Outstanding
		Weighted Average	Weighted Average
	Number of	Exercise Price	Remaining Life
Exercise prices (C$)	Warrants	(CAD$/Share)	(Years)
3.30	299,000	3.30	0.39
3.30	87,500	3.30	0.46
	386,500	3.30	0.41

The changes in share purchase warrants during the three months ended March 31, 2011 and the year ended December 31, 2010 are as follows:

	Three Months Ended		Year Ended
	March 31, 2011		December 31, 2010
		Weighted Average		Weighted Average
	Number of	Exercise Price	Number of	Exercise Price
	Warrants	(CAD$/Share)	Warrants	(CAD$/Share)
Balance, beginning of the period	5,142,277	3.44	11,357,465	5.04
Issued	-	-	-	-
Exercised	(4,731,593)	3.45	(1,185,250)	3.41
Cancelled or expired	(24,184)	3.50	(5,029,938)	7.06
Balance, end of the period	386,500	3.30	5,142,277	3.44

Notes Page 18

First Majestic Silver Corp.
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

17.	SHARE CAPITAL (continued)

(d) Share capital to be issued

On June 5, 2006, pursuant to the acquisition of First Silver Reserve Inc. and the San Martin mine, First Majestic and First Silver entered into a business combination agreement whereby First Majestic acquired the 36.25% remaining minority interest in securities of First Silver resulting in First Silver becoming a wholly owned subsidiary of First Majestic.

At March 31, 2011, the prior shareholders of First Silver had yet to exchange 113,254 shares (December 31, 2010 – 113,254 shares) of First Silver, exchangeable for 56,627 shares (December 31, 2010 – 56,627 shares) of First Majestic resulting in a remaining value of shares to be issued of $245,000 (December 31, 2010 - $245,000).

Any certificate formerly representing First Silver shares not duly surrendered on or prior to September 14, 2012 shall cease to represent a claim or interest of any kind or nature, including a claim for dividends or other distributions against First Majestic or First Silver by any former First Silver shareholder. After such date, all First Majestic shares to which the former First Silver shareholder was entitled shall be deemed to have been cancelled.

18.	EQUITY RESERVES

	Three Months Ended	Three Months Ended
	March 31, 2011	March 31, 2010

Available for sale revaluation reserve (a)
Balance at beginning of period	$18	$(55)
Gains/(losses) on available for sale securities	(87)	190
Balance at end of period	(69)	135

Share-based payments reserve (b)
Balance at beginning of period	25,170	24,971
Share-based payments recognized in profit and loss	1,889	858
Reclassed to share capital for exercise of stock options and warrants	(1,527)	(42)
Balance at end of period	25,532	25,787

Foreign currency translation reserve (c)
Balance at beginning of period	621	-
Exchange fluctuations on translation of foreign operations taken to equity	493	651
Balance at end of period	1,114	651

Total equity reserves per statement of financial position	$26,577	$26,573

(a)	The available for sale reserve principally records the fair value gains or losses related to available-for-sale financial instruments.

(b)	The share-based payments reserve records the cumulative amount recognized under IFRS 2 in respect of options granted but not exercised to acquire shares of the Company.

(c)

The foreign currency translation reserve represents exchange differences arising on the translation of non-US dollar functional currency operations within the Company into the US dollars presentation currency.

Notes Page 19

First Majestic Silver Corp.
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

19.	ACCUMULATED DEFICIT

Under IFRS, the Company incurred losses from inception to December 31, 2008 and earnings thereafter. At March 31, 2011, the Company has a remaining accumulated deficit of $30,254,000 (December 31, 2010 - $54,124,000).

No dividends have been paid or declared by the Company since its inception.

20.	FINANCIAL RISK MANAGEMENT

There are no significant changes in financial risk management compared to the Company’s 2010 annual financial statements except for the following:

(a) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and to support its expansion plans. As at March 31, 2011, the Company has outstanding trade payables of $6.3 million (December 31, 2010 - $6.0 million) which are generally payable in 90 days or less.

The Company believes it has sufficient cash on hand to meet operating requirements as they arise for at least the next twelve months.

The Company’s liabilities have contractual maturities which are summarized below:

		Payments Due By Period
	Total	Less than	1 to 3	4 to 5	After 5
		1 year	years	years	years
Finance Lease Obligations	$5,726	$1,684	$2,850	$1,192	$-
Purchase Obligations	16,840	16,840	-	-	-
Decommissioning liabilities	7,158	-	-	-	7,158
Trade payables and accrued liabilities	15,710	15,710	-	-	-
Total Contractual Obligations	$45,434	$34,234	$2,850	$1,192	$7,158

(b)	Currency Risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include Canadian dollar and Mexican peso denominated assets and liabilities. The sensitivity of the Company’s net earnings and other comprehensive income due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

	March 31, 2011					December 31, 2010
Balances in USD$			Trade payables	Net assets		Net assets
	Cash and cash	Trade and	and accrued	(liabilities)	Effect of +/- 10%	(liabilities)	Effect of +/- 10%
	equivalents	other receivable	liabilities	exposure	change in currency	exposure	change in currency
Canadian dollar	$25,867	$122	$(3,455)	$22,534	$2,253	$8,174	$817
Mexican peso	10,667	(6,668)	(11,328)	(7,329)	(733)	(10,726)	(1,073)
	$36,534	$(6,546)	$ (14,783)	$15,205	$1,520	$(2,552)	$(256)

Based on the above net exposures at March 31, 2011, a 10% depreciation or appreciation of the above currencies against the U.S. dollar would result in an increase or decrease, respectively, in our net earnings by $1,520,000 (December 31, 2010 - ($256,000)).

Notes Page 20

First Majestic Silver Corp.
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

21.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended	Three Months Ended
	March 31, 2011	March 31, 2010
Net change in non-cash working capital items:
Increase in trade and other receivables	$(1,883)	$(548)
Increase in inventories	(344)	(323)
Increase in prepaid expenses and other	(692)	(469)
Increase in trade payables and accrued liabilities	1,867	1,313
Increase in taxes payable	4,702	50
	$3,650	$23

Non-cash investing and financing activities:
Transfer of contributed surplus upon exercise of options and warrants	$1,529	$41
Assets acquired by capital lease	(2,474)	-

Cash payments for interest and taxes:
Interests paid	$118	$235
Taxes paid	344	-

22.	CONTINGENT LIABILITIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

23.	SUBSEQUENT EVENTS

From April 1, 2011 to May 13, 2011:

	(a)	591,350 options and 50,000 warrants were exercised for gross proceeds of CAD$2,479,000;

	(b)	50,000 options were granted with an exercise price of $19.02 and expire in three years from the grant date; and

	(c)	10,000 options expired unexercised.

24.	FIRST TIME ADOPTION OF IFRS

The Company adopted IFRS on January 1, 2011 with a transition date of January 1, 2010. IFRS 1, “First-time adoption of International Financial Reporting Standards”, provides guidance for the initial adoption of IFRS. IFRS 1 requires retrospective application of the standards in the transition statement of financial position, with all adjustments to assets and liabilities taken to accumulated deficit unless certain exemptions are applied. The Company has applied the following exemptions to its opening statement of financial position dated January 1, 2010:

	(a)	Business combinations

The Company has elected to not apply IFRS 3 to business combinations that occurred before the date of transition to IFRS. IFRS 3 has been applied by the Company to business combinations that occurred on or after January 1, 2010.

Notes Page 21

First Majestic Silver Corp.
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

24.	FIRST TIME ADOPTION OF IFRS (continued)

	(b)	Cumulative translation differences

As permitted by the IFRS 1 election for cumulative translation differences, the Company has deemed cumulative translation differences for foreign operations to be zero at the date of transition. Any gains and losses on subsequent disposal of foreign operations will not be impacted by translation differences that arose prior to the date of transition.

	(c)	Decommissioning liabilities included in the cost of property, plant and equipment

The Company has elected to apply the exemption related to decommissioning liabilities included in the cost of property, plant and equipment. This exemption allows a first-time adopter to apply the requirements of IFRIC 1, dealing with changes in decommissioning liabilities, on a prospective basis from the date of transition.

	(d)	Share-based payment

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 Share-based Payment to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the the date of transition to IFRS. The Company has elected not to apply IFRS 2 to awards which had vested at the date of transition.

	(e)	Fair value as deemed cost

IFRS 1 allows an entity to measure individual items of mining interests and property, plant and equipment at fair value as deemed cost at the date of transition. The Company has elected to apply this exemption to the carrying value of mining interest for the San Martin mine at the date of transition. As a result, an adjustment of $48,945,000, net of deferred income tax recovery of $13,705,000, was recorded to accumulated deficit to adjust the aggregate carrying value of mining interests under previous GAAP to its fair value at January 1, 2010.

	(f)	Estimates

IFRS 1 requires that an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under the entity’s previous GAAP, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates as of January 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

IFRS employs a conceptual framework that is similar to Canadian GAAP. However, significant differences exist in certain matters of recognition, measurement and disclosure. While adoption of IFRS has not changed the Company’s actual cash flows, it has resulted in changes to the Company’s reported financial position and results of operations. In order to allow the users of the financial statements to better understand these changes, the Company’s Canadian GAAP statements of income and statements of financial position for the three months ended March 31, 2010 and year ended December 31, 2010 have been reconciled to IFRS, with the resulting differences explained below.

The adoption of IFRS does not have a significant impact on the statement of cash flows for the three months ended March 31, 2010 and the year ended December 31, 2010. Therefore, no reconciliation is presented in these consolidated interim financial statements.

Notes Page 22

First Majestic Silver Corp.
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

24.	FIRST TIME ADOPTION OF IFRS (continued)

The January 1, 2010 Canadian GAAP statement of financial position has been reconciled to IFRS as follows:

	Canadian	Canadian		Effect of
	GAAP	GAAP		Transition to IFRS	IFRS
	January 1, 2010	January 1, 2010		January 1, 2010	January 1, 2010
	CAD$	USD$	Note	USD$	USD$

ASSETS
Current assets
Cash and cash equivalents	$5,890	$5,609		$-	$5,609
Trade and other receivables	8,901	8,514		-	8,514
Inventories	3,812	3,578		-	3,578
Prepaid expenses and other	1,468	1,366		-	1,366
Total current assets	20,071	19,067		-	19,067

Non-current assets
Mining interests	166,400	158,647	(v)(vi)	(52,804)	105,843
Property, plant and equipment	60,798	58,107		-	58,107
Deposits on long-term assets	4,306	4,097		-	4,097
Total assets	$251,575	$239,918		$(52,804)	$187,114

LIABILITIES AND EQUITY
Current liabilities
Trade payables and accrued liabilities	$11,462	$10,907		$-	$10,907
Current portion of debt facilities	1,547	1,477		-	1,477
Current portion of lease obligations	2,139	2,048		-	2,048
Taxes payable	118	116		-	116
Total current liabilities	15,266	14,548		-	14,548
Non-current liabilities
Debt facilities	3,214	3,078		-	3,078
Lease obligations	668	632		-	632
Decommissioning liabilities	4,336	4,149		-	4,149
Other long-term liabilities	754	717		-	717
Deferred tax liabilities	28,417	27,038	(v)(vi)	(17,564)	9,474
Total liabilities	52,655	50,162		(17,564)	32,598

Equity
Shareholders' Equity
Share capital	244,517	218,855		-	218,855
Equity reserves	27,785	24,881	(iii)	90	24,971
Accumulated other comprehensive income (loss)	(40,215)	(26,380)	(ii)	26,325	(55)
Accumulated deficit	(33,167)	(27,600)	(i)(ii)(iii)(v)	(61,655)	(89,255)
Total liabilities and equity	$251,575	$239,918		$(52,804)	$187,114

Notes Page 23

First Majestic Silver Corp.
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

24.	FIRST TIME ADOPTION OF IFRS (continued)

The March 31, 2010 Canadian GAAP statement of financial position has been reconciled to IFRS as follows:

	Canadian	Canadian		Effect of
	GAAP	GAAP		Transition to IFRS	IFRS
	March 31, 2010	March 31, 2010		March 31, 2010	March 31, 2010
	CAD$	USD$	Note	USD$	USD$

ASSETS
Current assets
Cash and cash equivalents	$8,478	$8,281		$-	$8,281
Trade and other receivables	8,791	9,062		-	9,062
Inventories	3,994	3,900		-	3,900
Prepaid expenses and other	2,535	2,025		-	2,025
Total current assets	23,798	23,268		-	23,268

Non-current assets
Mining interests	172,930	159,690	(v)(vi)	(52,804)	106,886
Property, plant and equipment	66,348	61,656	(i)	(193)	61,463
Deposits on long-term assets	1,874	1,845		-	1,845
Total assets	$264,950	$246,459		$(52,997)	$193,462

LIABILITIES AND EQUITY
Current liabilities
Trade payables and accrued liabilities	$12,432	$12,219		$-	$12,219
Current portion of debt facilities	2,632	2,575		-	2,575
Current portion of lease obligations	1,662	1,644		-	1,644
Taxes payable	169	167		-	167
Total current liabilities	16,895	16,605		-	16,605

Non-current liabilities
Debt facilities	3,096	3,013		-	3,013
Lease obligations	429	421		-	421
Decommissioning liabilities	4,563	4,445		-	4,445
Other long-term liabilities	777	748		-	748
Deferred tax liabilities	30,420	29,952	(v)(vi)	(18,544)	11,408
Total liabilities	56,180	55,184		(18,544)	36,640

Equity
Shareholders' Equity
Share capital	244,735	219,062		-	219,062
Equity reserves	28,466	25,509	(iii)	278	25,787
Accumulated other comprehensive income (loss)	(34,280)	(25,539)	(ii)	26,325	786
Accumulated deficit	(30,151)	(27,757)	(i)(ii)(iii)(v)(vi)	(61,056)	(88,813)
Total liabilities and equity	$264,950	$246,459		$(52,997)	$193,462

Notes Page 24

First Majestic Silver Corp.
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

24.	FIRST TIME ADOPTION OF IFRS (continued)

The December 31, 2010 Canadian GAAP statement of financial position has been reconciled to IFRS as follows:

	Canadian	Canadian		Effect of
	GAAP	GAAP		Transition to IFRS	IFRS
	December 31, 2010	December 31, 2010		December 31, 2010	December 31, 2010
	CAD$	USD$	Note	USD$	USD$

ASSETS
Current assets
Cash and cash equivalents	$40,941	$41,163		$-	$41,163
Trade and other receivables	8,315	8,354		-	8,354
Inventories	8,604	8,651		-	8,651
Prepaid expenses and other	1,919	1,929		-	1,929
Deferred tax asset	2,310	2,323		(2,323)	-
Total current assets	62,089	62,420		(2,323)	60,097

Non-current assets
Mining interests	179,833	171,798	(v)(vi)	(52,138)	119,660
Property, plant and equipment	76,395	73,385	(i)	(1,002)	72,383
Deferred tax asset	738	742		2,323	3,065
Deposits on long-term assets	2,413	2,426		-	2,426
Total assets	$321,468	$310,771		$(53,140)	$257,631

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Trade payables and accrued liabilities	$12,288	$12,400		$-	$12,400
Current portion of debt facilities	-	-		-	-
Current portion of lease obligations	1,240	1,160		-	1,160
Taxes payable	438	440		-	440
Total current liabilities	13,966	14,000		-	14,000

Non-current liabilities
Debt facilities	-	-		-	-
Lease obligations	2,318	2,417		-	2,417
Decommissioning liabilities	6,104	6,129	(iv)	666	6,795
Other long-term liabilities	888	893		-	893
Deferred tax liabilities	42,373	42,603	(v)(vi)	(20,532)	22,071
Total liabilities	65,649	66,042		(19,866)	46,176

Equity
Shareholders' Equity
Share capital	265,779	239,770		-	239,770
Equity reserves	27,952	25,034	(iii)	136	25,170
Accumulated other comprehensive income (loss)	(40,850)	(25,686)	(ii)	26,325	639
Accumulated deficit	2,938	5,611	(i)(ii)(iii)(v)(vi)	(59,735)	(54,124)
Total liabilities and shareholders' equity	$321,468	$310,771		$(53,140)	$257,631

Notes Page 25

First Majestic Silver Corp.
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

24.	FIRST TIME ADOPTION OF IFRS (continued)

The Company’s Canadian GAAP income statement and consolidated statement of income for the three months ended March 31, 2010 have been reconciled to IFRS as follows:

	Three Months Ended March 31, 2010
				Effect of
	Canadian	Canadian		Transition to
	GAAP	GAAP	Note	IFRS	IFRS
	CAD$	USD$		USD$	USD$

Revenues	$18,218	$17,746		$-	$17,746
Cost of sales	8,974	8,629		-	8,629
Gross margin	9,244	9,117		-	9,117
Depletion, depreciation and amortization	1,798	1,757	(i)	193	1,950
Mine operating earnings	7,446	7,360		(193)	7,167

General and administration expense	1,987	1,870		-	1,870
Share-based payments	700	670	(iii)	188	858
Accretion of decommissioning liabilities	94	59		-	59
Foreign exchange loss (gain)	(72)	3,183		-	3,183
Other expenses (income)	315	333		-	333
Operating earnings	4,422	1,245		(381)	864

Investment and other income	32	34		-	34
Finance costs	(292)	(308)		-	(308)
Earnings before income taxes	4,162	971		(381)	590

Current income tax expense	19	18		-	18
Deferred income tax expense (recovery)	1,127	1,110	(vi)	(980)	130
	1,146	1,128		(980)	148
Net earnings for the period	$3,016	$(157)		$599	$442

EARNINGS PER COMMON SHARE
BASIC	$0.03				$0.00
DILUTED	$0.03				$0.00

Notes Page 26

First Majestic Silver Corp.
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

24.	FIRST TIME ADOPTION OF IFRS (continued)

The Company’s Canadian GAAP income statement and consolidated statement of income for the year ended December 31, 2010 have been reconciled to IFRS as follows:

		Year Ended December 31, 2010
				Effect of
	Canadian	Canadian		Transition to
	GAAP	GAAP	Note	IFRS	IFRS
	CAD$	USD$		USD$	USD$

Revenues	$120,766	$117,908		$-	$117,908
Cost of sales	49,835	48,125		-	48,125
Gross margin	70,931	69,783		-	69,783
Depletion, depreciation and amortization	9,384	9,107	(i)	1,002	10,109
Mine operating earnings	61,547	60,676		(1,002)	59,674

General and administration expense	10,787	10,449		-	10,449
Share-based payments	4,549	4,409	(iii)	46	4,455
Accretion of decommissioning liabilities	376	365		-	365
Foreign exchange loss (gain)	(18)	2,797		-	2,797
Other expenses (income)	1,114	1,065		-	1,065
Operating earnings	44,739	41,591		(1,048)	40,543

Investment and other income	3,022	2,934		-	2,934
Finance costs	(749)	(727)		-	(727)
Earnings before income taxes	47,012	43,798		(1,048)	42,750

Current income tax expense	448	434		-	434
Deferred income tax expense (recovery)	10,459	10,153	(vi)	(2,968)	7,185
	10,907	10,587		(2,968)	7,619
Net earnings for the period	$36,105	$33,211		$1,920	$35,131

EARNINGS PER COMMON SHARE
BASIC	$0.39				$0.38
DILUTED	$0.37				$0.36

Notes Page 27

First Majestic Silver Corp.
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

24.	FIRST TIME ADOPTION OF IFRS (continued)

	(i)	Change in functional currency

Effective January 1, 2010, the Company has changed its presentation currency from the Canadian dollar to US dollar. The Company has determined that the functional currency of its Mexican subsidiaries is the U.S. dollar effective January 1, 2010. Previously, the Company’s subsidiaries had a functional currency of the Mexican peso. The Company has accounted for this change in functional currency on a prospective basis in accordance with the requirements of IAS21, “The Effects of Changes in Foreign Exchange Rates”. With the successful expansion of the La Encantada plant, the Company has achieved consistent profitability in 2010 and the need to access additional financing from the Canadian public markets has been significantly reduced. Also, a substantial portion of the Company’s revenue stream and a significant portion of expenditures are now incurred in U.S. dollars.

	(ii)	Cumulative translation differences

As permitted by the IFRS 1 election for cumulative translation differences, the Company has deemed cumulative translation differences for foreign operations to be zero at the date of transition. Cumulative translation loss at January 1, 2010 was re-allocated from accumulated other comprehensive loss to accumulated deficit.

	(iii)	Share-based payments

IFRS requires each tranche of a share-based award with different vesting dates to be considered a separate grant for purpose of fair value calculation, and the resulting fair value is amortized over the vesting period of the respective tranches. Furthermore, forfeiture estimates are recognized in the period they are estimated.

Under Canadian GAAP, the fair value of share-based awards with graded vesting was calculated as one single grant and the resulting fair value was recognized on a straight-line basis over the longest vesting period. Forfeitures of awards were only recognized in the period the forfeiture occurred.

	(iv)	Decommissioning liabilities

IFRS requires provision for decommissioning liabilities to be estimated based on constructive cash flow discounted based on liability specific risk-free discount rate. The discount rate should be updated periodically at each period end date. Under Canadian GAAP, provision for decommissioning liabilities was estimated based on legal cash flow and discounted based on a risk-adjusted discount rate.

Historical net book value of costs of the related mining properties when the first decommissioning liabilities first arose was adjusted to reflect historical difference in the decommissioning liabilities.

	(v)	Fair value as deemed cost

IFRS 1 allows an entity to measure individual items of property, plant and equipment at fair value at the date of transition. The Company has elected to apply the IFRS 1 exemption to measure its mining interest for the San Martin mine at fair value as deemed cost at January 1, 2010 using a discounted cash flow model under IFRS compared to Canadian GAAP which determines fair value based on undiscounted cash flows. Based on silver prices ranging from $14.50 to $19.30 per ounce and a discount rate of 14.75% used in the discounted cash flow model, an adjustment of $48,945,000, net of future income tax recovery of $13,705,000, was recorded to accumulated deficit to adjust the aggregate carrying value of mining interests under previous Canadian GAAP to its aggregate fair value at January 1, 2010.

Notes Page 28

First Majestic Silver Corp.
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

24.	FIRST TIME ADOPTION OF IFRS (continued)

(vi) Deferred tax liabilities

IFRS does not allow recognition of deferred taxes for acquisition of assets that do not qualify as a business combination. There is no similar prohibition under Canadian GAAP. As a result, deferred tax liabilities related to the Company’s previous asset acquisitions that did not qualify as business combination were derecognized at transition.

As part of the transition to IFRS, the carrying value of the Company’s property, plant and equipment and mining interests were changed without a change in their respective tax value. Deferred taxes were updated to reflect the change in temporary differences between the carrying value and tax value of these assets.

25.	APPROVAL OF FINANCIAL STATEMENTS

The Consolidated Interim Financial Statements of First Majestic Silver Corp. for the three months ended March 31, 2011 were approved and authorized for issue by the Board of Directors on May 13, 2011.

Notes Page 29